FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

12

June
 200
8

HSBC ISSUANCE OF SUBORDINATED NOTES

On 11 June 2008, HSBC Holdings plc issued the following Subordinated Notes:

  EUR600,000,000 6.25% Subordinated Notes due 2018 (the
  "
  New EUR Notes
  "
  ). The New EUR Notes
  form
   part of the same series as, and are fungible with, the outstanding EUR1,000,000,000 6.25% Subordinated Notes due 2018 issued by HSBC Holdings plc on 19 March 2008 (the "Existing EUR Notes" and, together with the New EUR Notes, the "EUR Notes"). The aggregate principal amount of the EUR Notes of this series now outstanding is EUR1,600,000,000.

  GBP400,000,000 7% Subordinated Notes due 2038 (the "
  New GBP Notes
  "). The New GBP Notes
  form

  part of the same series as, and are fungible with, the outstanding GBP350,000,000 7% Subordinated Notes due 2038 issued by HSBC Holdings plc on 7 April 2008 (the "Existing GBP Notes" and, together with the New GBP Notes, the "GBP Notes"). The aggregate principal amount of the GBP Notes of this series now outstanding is GBP750,000,000.

ends/more

Media enquiries to Patrick McGuinness on +44 (0) 20 7991 0111 or
atpatrickmcguinness@hsbc.com

Note to editors
HSBC Holdings plc

HSBC Holdings plc serves over 128 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of some US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'The world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: June 12, 2008